06015427

RECEIVED
2006 JUL 24 P 2:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

July 18, 2006

SUPPL

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

dw 7/24

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

July 18, 2006

A. OVERSEAS REGULATORY ANNOUNCEMENT :
Announcement for External Guarantee by the Controlling Subsidiary of Tsingtao Brewery Company Limited

OVERSEAS REGULATORY ANNOUNCEMENT

(Translation only)

(This overseas regulatory announcement was issued pursuant to the Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Set out below is the English translation of an announcement published in Shanghai by Tsingtao Brewery Company Limited (the 'Company') pursuant to the requirement of the Shanghai Stock Exchange. The original text of the announcement is in Chinese.)

Announcement for External Guarantee by the Controlling Subsidiary of Tsingtao Brewery Company Limited

Tsingtao Brewery Company Limited (the 'Company') and all members of its Board of Directors hereby confirmed that, the contents in this announcement are true, accurate and complete, and they would be responsible for any false statement, misleading representation or material omission.

I. Summary

It is reviewed and passed by the extraordinary general meeting of the 5th Board of Directors of Tsingtao Brewery Company Limited (the 'Company') that, its controlling subsidiary Tsingtao Brewery No. 5 Company Limited ('TB No. 5') could provide guarantee for the extension of the RMB24 million credit facilities provided by domestic commercial banks to Qingdao TB & Asahi Beverage Company ('Beverage Company'), in which TB No. 5 has a 40% stake. The guarantee period lasts for 12 months starting from 16 July, 2006 to 15 July, 2007. The guarantee provided by TB No. 5 has also been approved by its board of directors and the general meeting.

As of the date of this announcement, the accumulated amount of external guarantee provided by TB No. 5 has reached RMB24 million. Apart from that, there are no other guarantees nor over-due guarantees.

II. Basic Information of Guaranteed Entity

Beverage Company is a sino-foreign joint venture set up by the joint investment of both TB No. 5 and Asahibeer (China) Investment Co., Ltd. ('Asahibeer') with registered capital of RMB90 million, in which RMB54 million from Asahibeer, accounting for 60% of total stake, and RMB36 million of cash, right of land utilization and some equipment from TB No. 5, accounting for the remaining 40% stake. The business scope of Beverage Company is production and sales of beverage. As of 30 June, 2006, the basic financial condition of Beverage Company was: RMB96.13 million of total assets, RMB62.08 million of total liabilities, RMB34.04 million of net assets, and with the asset-liability ratio of 64.6% (all financial data has not been audited).

III. Opinions from the Board of Directors

The Board of Directors of the Company believes that, it shows the supports to the joint venture as well as the equality of rights and liabilities of the both sides of the joint venture by providing guarantee for its bank loan according to their respective percentage of investment, thereby meeting the needs of funds used in production and operation of Beverage Company as it is currently developing its business. Therefore, the Board of Directors of the Company agreed TB No. 5 to provide guarantee for the RMB24 million loan of Beverage Company according to its percentage of investment.

List of Reference Documentation

1. Resolutions of the extraordinary general meeting of the 5th Board of Directors of Tsingtao Brewery Company Limited
2. Resolutions of the general meeting of Tsingtao Brewery No. 5 Company Limited

Board of Directors
Tsingtao Brewery Company Limited

17 July, 2006

青岛啤酒股份有限公司控股子公司对外担保公告

本公司及董事会全体成员保证公告内容真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、担保情况概述

经青岛啤酒股份有限公司（以下称“本公司”）第五届董事会临时会议审议通过，同意本公司下属控股子公司青岛啤酒第五有限公司（以下称“青啤五公司”），为其持股40%的青岛青啤朝日饮品有限公司（以下称“饮品公司”）向境内商业银行申请的总额为2400万元人民币的授信业务提供展期担保，担保期限为12个月，自2006年7月16日至2007年7月15日。青啤五公司的担保行为亦经其董事会、股东会决议批准。

截止本公告日，青啤五公司累计对外担保金额为2400万元，除此担保以外，无其他担保事项，亦无逾期担保情况。

二、被担保人的基本情况

饮品公司为青啤五公司与朝日啤酒（中国）投资有限公司（以下称“朝日啤酒”）共同出资设立的中外合资经营企业，注册资本为9000万元人民币，由朝日啤酒现金出资5400万元，控股60%，青啤五公司以现金、土地使用权及部分设备出资3600万元，持股40%，经营范围为饮料生产和销售。截止2006年6月30日，饮品公司的基本财务状况为：总资产9613万元，总负债6208万元，净资产3404万元，资产负债率64.6%。（以上财务数据均未经审计）。

三、董事会意见

本公司董事会认为，鉴于饮品公司目前处于业务开拓阶段，为支持该公司生产经营方面的资金需要，由双方股东按各自出资比例为其银行贷款提供担保，既体现了对合资

公司的支持，又体现了中外合资双方权利义务的对等，因此，本公司董事会审议同意由青啤五公司按出资比例对饮品公司提供2400万元的担保。

备查文件目录：

1、青岛啤酒股份有限公司第五届董事会临时会议决议；
2、青岛啤酒第五有限公司股东会决议。

青岛啤酒股份有限公司董事会

2006年7月17日